NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue
                              Union City, NJ 07087


February 9, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:   Nuevo Financial Center, Inc. File No. 333-130722
            Amendment No. 5 to Registration Statement on Form SB-2 Filed November 8, 2006, November 15, 2006 and December 6, 2006, and January 16, 2007

Ladies and Gentlemen:

Nuevo Financial Center, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated February 8, 2007.

Prospectus Cover Page

1. We note your disclosure on the front cover page of your prospectus that the selling shareholders will be selling the shares at a fixed price of $1.00 However, your also disclose on this page that you intend to apply to have your common stock listed on the OTC Bulletin Board once the prospectus is declared effective. Please revise your disclosure on this page and elsewhere in the prospectus as appropriate, including your Plan of Distribution, to indicate, if true, that the selling shareholders who are not affiliates will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We note that you have similar disclosure located in the fifth whole paragraph on page 10.

We have noted your comments and revised the prospectus throughout.

2. It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under that rule, "equity securities" offered by or on behalf of the registrant cannot be sold as an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule
      415. Your offering does not appear to meet that requirement. As such please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering.

We have noted your comments and revised the prospectus throughout.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and,

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      /s/ Jose Araque
      ------------------------
      Jose Araque
      President, CEO and Chairman